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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 24, 2018

Re:	Goosehead Insurance, Inc. Amendment No. 2 to Registration Statement on Form S-1 Submitted April 17, 2018 Registration No. 333-224080 CONFIDENTIAL

Ms. Mary Beth Breslin

Mr. Chris Edwards

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Breslin and Mr. Edwards:

On behalf of our client, Goosehead Insurance, Inc., a Delaware corporation (the “Company”), we are responding to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 13, 2018 (the “Comment Letter”).

Set forth below is the Company’s responses to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Description on capital stock, page 125

1.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Ms. Mary Beth Breslin

Mr. Chris Edwards

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

April 24, 2018

Response:	The Company respectfully advises the Staff that Goosehead Financial, LLC has not made any equity grants since January 1, 2016 other than incentive grants of Class B units. These grants are perpetually unvested (meaning they are forfeited upon a termination of employment) and are not considered to be a substantive class of equity under Accounting Standards Codification (“ASC”) 718. Therefore, pursuant to ASC 718, Goosehead Financial, LLC did not recognize compensation expense on account of these grants. As such, the Company respectfully advises that there was no valuation used at the time of the grant of such equity awards with which to compare to the mid-point of the price range per share in the offering.

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours, /s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:

Mark E. Jones, Chairman and Chief Executive Officer of the Company

Mark Colby, Chief Financial Officer of the Company

P. Ryan Langston, Vice President and General Counsel of the Company

Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP

William R. Golden III, Simpson Thacher & Bartlett LLP

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